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January 19, 1994


National City Bank
1900 East Ninth Street
Cleveland, OH  44114

Attention: Robert E. Little
           Vice President

Re: The Progressive Corporation; $50 Million Unsecured Credit Line from
    National City Bank

Gentlemen:

Reference is hereby made to the $50 million unsecured line of credit provided to The Progressive Corporation ("Progressive") by National City Bank (the "Bank"), as described in the letters dated May 23, 1990 and July 24, 1991 from Robert E. Little, Vice President of the Bank to Progressive, and related or subsequent correspondence. Since the first half of 1993, Progressive has raised over $500 million in capital through the sale of its debt and equity securities in the public market and is, therefore, not currently in need of such a substantial credit line. Accordingly, this letter will evidence our mutual agreement to reduce the above-referenced line of credit from $50 million to $20 million, effective as of February 1, 1994. Commitment fees will be computed on the basis of the reduced credit line.

If the foregoing correctly sets forth our mutual agreement with respect to the subject matter hereof, please confirm by signing and dating a copy of this letter and thereafter return a fully executed copy hereof to the undersigned.

                                 Sincerely,

                                 THE PROGRESSIVE CORPORATION


                                 /s/ David M. Schneider

                                 David M. Schneider
                                 Secretary


Agreed as of this 24th day of January, 1994

NATIONAL CITY BANK

By:      /s/ Robert E. Little
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Title:    Vice President, Senior Lending Officer
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